SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement:01 November 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Results for the half year to 30 September 2018
1 November 2018

BT Group plc (BT.L) today announced its results for the second quarter and half year to 30 September 2018.
Key strategic developments:
●
Philip Jansen announced as new Chief Executive from 1 February 2019 – see separate press release on 25 October
●
Nine quarters of successive improvement in customer experience metrics; Group NPS1 up 3.6 points and Right First Time2 up 2.7%
●
Majority of major and a number of smaller communications provider customers signed up to Openreach’s volume related discounts
●
5G capability demonstrated by EE from a live site in Canary Wharf
●
Initiatives to transform our operating model on track; restructuring programme removed c.2,000 roles in the first half
Operational:
●
Nearly 2m total ultrafast premises passed; Openreach currently building FTTP to c.13,000 premises per week
●
Consumer fixed ARPU up 1% to £38.3, with increased mix of SIM only reducing postpaid mobile ARPU by 0.5% to £22.0
●
Mobile churn remains low at 1.2%; fixed churn increased to 1.6% reflecting the impact of recent price increases
Financial:
●
Reported revenue of £11,588m down 2% and adjusted3 revenue of £11,624m down 1%4 as growth in our consumer business was offset by regulated price reductions in Openreach and declines in our enterprise businesses
●
Reported profit before tax of £1,340m and adjusted3 EBITDA of £3,675m, up 2%4, mainly driven by higher volume and mix of high-end smartphones in our consumer business and restructuring related cost savings
●
Net cash inflow from operating activities of £754m down £1,831m mainly due to £2bn contribution to BTPS. Normalised free cash flow3 of £974m down 22% due to increased cash capital expenditure and timing of working capital movements
●
Reported capital expenditure up £140m at £1,833m due primarily to the increase in BDUK grant funding deferral following take up of Openreach’s volume related discounts
●
Interim dividend of 4.62 pence per share; 30% of last year’s full-year dividend of 15.4 pence per share
●
Overall outlook maintained. Based on current trading, we expect EBITDA to be in the upper half of our £7.3-£7.4bn range

Gavin Patterson, Chief Executive, commenting on the results, said
“We continued to generate positive momentum in the second quarter resulting in encouraging results for the half year. We are successfully delivering against the core pillars of our strategy with improved customer experience metrics, accelerating ultrafast deployment and positive progress towards transforming our operating model.
“In Consumer, we continue to see strong sales of our converged product, BT Plus, and have seen good mobile sales following new handset launches. Last month EE demonstrated 5G capability from a live site in Canary Wharf. We have maintained momentum in our enterprise businesses despite legacy product declines.
“On 1 October we completed the transfer of 31,000 employees into Openreach, a key part of fulfilling our DCR commitments. Openreach has signed up the majority of its major and a number of its smaller communications providers to its new volume related discounts which should increase average broadband speeds across the UK. We are making positive progress on the key enablers to ensure that we can secure a fair return on our FTTP investment, and are ready to expand the FTTP programme up to and beyond 10 million premises if the conditions are right.
“Our strategy is delivering, with benefits evident from the steps we’ve been taking to simplify and strengthen the business and improve efficiency.  Despite increasingly competitive fixed, mobile and networking markets and continued declines in legacy products there is no change in our overall outlook for the full year. Based on current trading, we expect EBITDA to be in the upper half of our £7.3 - £7.4 billion range.”

Half year to 30 September 2018	2018 (IFRS 15)	2017 (IFRS 15 pro forma)	2017 (IAS 18)	Change
	£m	£m	£m	%
Reported measures
Revenue	11,588		11,786	(2)
Profit before tax	1,340		1,084	24
Profit after tax	1,052		809	30
Basic earnings per share	10.6p		8.2p	29
Net cash inflow from operating activities	754		2,585	(71)
Interim dividend	4.62p		4.85p	(5)
Capital Expenditure	1,833		1,693	8

Adjusted measures
Adjusted3 Revenue	11,624	11,770	11,800	(1)4
Change in underlying3 revenue				(0.9)4
Adjusted3 EBITDA	3,675	3,605	3,596	24
Adjusted3 basic earnings per share	13.3p	12.8p	12.7p	44
Normalised free cash flow3	974	1,245	1,245	(22)
Net debt3	11,895	9,520	9,520	£2,375m
1 Group NPS measures Net Promoter Score in our retail business and Net Satisfaction in our wholesale business
2 Measured against Group-wide ‘Right First Time’ (RFT) index
3 See Glossary on page 2
4 Measured against IFRS 15 pro forma comparative period in the prior year

Customer facing unit results for the half year to 30 September 2018

	Adjusted1 revenue			Adjusted1 EBITDA			Normalised free cash flow1
Half year to	2018	2017	Change	2018	2017	Change	2018	2017	Change
30 September		(IFRS 15			(IFRS 15			(IFRS 15
		pro forma)			pro forma)			pro forma)
	£m	£m	%	£m	£m	%	£m	£m	%
Consumer	5,272	5,127	3	1,221	1,131	8	677	663	2
Business and Public Sector	2,195	2,275	(4)	708	696	2	514	479	7
Wholesale and Ventures	929	1,007	(8)	325	364	(11)	160	212	(25)
Global Services	2,332	2,511	(7)	208	154	35	(44)	(133)	67
Openreach	2,472	2,509	(1)	1,177	1,250	(6)	259	501	(48)
Other	2	6	n/m	36	10	n/m	(592)	(477)	(24)
Intra-group items	(1,578)	(1,665)	5	-	-	-	-	-	-
Total	11,624	11,770	(1)	3,675	3,605	2	974	1,245	(22)
1 See Glossary below
n/m = not meaningful

Glossary of alternative performance measures

Adjusted	Before specific items
EBITDA	Earnings before interest, tax, depreciation and amortisation
Adjusted EBITDA	EBITDA before specific items, share of post tax profits/losses of associates and joint ventures and net non-interest related finance expense
Free cash flow	Net cash inflow from operating activities after capital expenditure
Capital expenditure	Additions to property, plant and equipment and software in the period less proceeds from disposals
Normalised free cash flow	Free cash flow after net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items
Net debt
Loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged. Fair value adjustments and accrued interest applied to reflect the effective interest method are removed.

Specific items	Items that in management’s judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 6 on page 25
Underlying	Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals. Further information is provided in note 1 on page 32

We assess the performance of the group using a variety of alternative performance measures. The rationale for using adjusted measures is explained in note 1 on page 32. Results on an adjusted basis are presented before specific items. Reconciliations from the most directly comparable IFRS measures are in Additional Information on pages 32 to 34.

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

We will hold the second quarter and half year 2018/19 results call for analysts and investors in London at 9am today and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce our third quarter results for 2018/19 on 31 January 2019.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/9489F_1-2018-10-31.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 01 November 2018